SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March, 2008
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited). The Management Proxy Circular attached hereto as Exhibit 99.2 is incorporated by reference into the Registration Statement on Form F-9 No. 333-142347 (Canadian Pacific Railway Company) as an exhibit thereto.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: March 19, 2008	By:	Signed: Donald F. Barnhardt
		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

DOCUMENTS FILED AS PART OF THIS REPORT ON FORM 6-K

99.1	Notice of Annual Meeting of Shareholders.
99.2	Management Proxy Circular.
99.3	Form of Proxy.
99.4	Annual Report for the year ended December 31, 2007.[1]
99.5	Updated earnings coverage ratios for the twelve-month period ended December 31, 2007.[2]
99.6	Letter of PricewaterhouseCoopers LLP dated March 19, 2008 consenting to the incorporation by reference of its audit report dated February 19, 2008 in the short form prospectus of Canadian Pacific Railway Company dated May 1, 2007.
99.7	Letter of PricewaterhouseCoopers LLP dated March 19, 2008 consenting to the incorporation by reference of its audit report dated February 19, 2008 in the short form prospectus of Canadian Pacific Railway Company dated June 1, 2007.

[1]	For the purposes of this Report on Form 6-K, all pages except pages 9 through 109 of the Registrants’ 2007 Annual Report referred to above shall be deemed furnished to the Securities and Exchange Commission as part of this Report on Form 6-K. Pages 9 through 109 of the Registrants’ 2007 Annual Report are being filed currently with the Securities and Exchange Commission as part of the Registrants’ Annual Report on Form 40-F.

[2]	The updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form F-9 No. 333-142347 (Canadian Pacific Railway Company).